Exhibit 99.22

SKEENA RESOURCES LIMITED

Condensed Interim Consolidated Financial Statements

Three months and nine months ended September 30, 2020 and 2019

(Unaudited - expressed in Canadian Dollars)

NOTICE TO READERS

The condensed interim consolidated financial statements of Skeena Resources Limited are the responsibility of the Company’s management. The condensed interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities for financial reporting and internal controls through an audit committee, which is comprised primarily of non-management directors.

“Walter Coles, Jr.”	“Andrew MacRitchie”

Walter Coles, Jr.	Andrew MacRitchie
Chief Executive Officer	Chief Financial Officer

Vancouver, British Columbia

November 12, 2020

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited - expressed in Canadian dollars)

	Note	September 30, 2020	December 31, 2019
ASSETS

Current
Cash and cash equivalents		$24,396,154	$13,119,477
Receivables	5	2,102,791	2,229,414
Prepaid expenses	6	3,132,166	567,755
GJ mineral property	7	-	3,083,035

Current assets		29,631,111	18,999,681
Deposits	8	1,477,000	1,413,500
Exploration and evaluation interests	9	2,408,114	1,836,759
Marketable securities	10	3,253,180	246,285
Capital assets	11	7,796,423	1,932,101

Total assets		$44,565,828	$24,428,326

LIABILITIES

Current
Accounts payable and accrued liabilities	12	$11,757,488	$4,083,095
Current portion of lease liability	14	1,508,595	307,500
Flow-through share premium liability	13	5,462,713	3,991,264

Current liabilities		18,728,796	8,381,859

Long-term lease liability	14	1,201,615	1,158,546
Provision for closure and reclamation	15	3,280,955	3,280,955

Total liabilities		23,211,366	12,821,360
SHAREHOLDERS’ EQUITY

Capital stock	16	131,195,026	99,185,162
Reserves	16	15,180,627	13,585,108
Proceeds received in advance	16	222,310	-
Deficit		(125,243,501)	(101,163,304)

Total shareholders’ equity		21,354,462	11,606,966

Total liabilities and shareholders’ equity		$44,565,828	$24,428,326

GOING CONCERN (NOTE 1)

SUBSEQUENT EVENTS (NOTE 18)

ON BEHALF OF THE BOARD OF DIRECTORS:

signed "Craig Parry"	signed “Suki Gill”
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited - expressed in Canadian dollars)

	Note	For the three months ended September 30		For the nine months ended September 30
		2020	2019	2020	2019
ADMINISTRATIVE EXPENSES
Exploration and evaluation	9	$21,997,112	$4,334,987	$31,767,209	$6,490,532
Share-based payments	12,16	438,619	932,424	1,435,772	1,768,026
Wages	12	180,458	179,296	871,884	549,311
Communications		254,427	150,649	720,760	585,390
Professional fees		288,867	44,122	473,891	162,229
Office and administration		137,818	119,231	280,827	182,482
Consulting		194,441	185	747,958	173,985
Travel		5,402	13,352	35,669	62,890
Transfer agent and listing fees		180,225	4,620	208,910	21,466
Property research		-	3,979	-	27,682
Foreign exchange loss (gain)		(15,631)	8,157	(3,682)	16,368
Interest (income) expense		(125,628)	7,012	(327,603)	31,317
Accretion	14,15	13,295	42,138	76,735	126,414
Amortization	11	81,428	94,137	268,451	282,147
(Gain) loss on marketable securities	10	(1,878,890)	358,220	(2,928,405)	643,220
Impairment of mineral property interests	9	-	3,283,144	-	3,283,144
Flow-through share premium recovery	13	(3,869,254)	(588,922)	(5,429,740)	(725,409)
Gain on sale of mineral property	7	-	-	(4,118,439)	-
Recovery on net assets		-	(115,990)	-	(115,990)

Net loss and comprehensive loss for the period		$(17,882,689)	$(8,870,741)	$(24,080,197)	$(13,565,204)

Loss per share		$(0.10)	$(0.08)	$(0.16)	$(0.13)

Weighted average number of common shares outstanding		171,429,718	108,354,004	151,630,380	104,313,187

Certain of the prior periods’ figures have been reclassified to conform with the current periods’ presentation.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited – expressed in Canadian dollars)

	Capital Stock		Reserves
	Shares	Amount	Options	Warrants	Total Reserves	Proceeds Received in Advance	Deficit	Total Shareholders’ Equity
Balance at December 31, 2018	97,847,879	$81,566,790	$8,206,228	$2,873,790	$11,080,018	$-	$(74,080,441)	$18,566,367
Issue of shares, net of costs	17,441,797	6,838,721	-	-	-		-	6,838,721
Flow-through share premium	-	(316,978)	-	-	-		-	(316,978)
Share-based payments	-	-	2,505,090	-	2,505,090		-	2,505,090
Loss for the nine months	-	-	-	-	-		(13,565,204)	(13,565,204)
Balance at September 30, 2019	115,289,676	$88,088,533	$10,711,318	$2,873,790	$13,385,108	$-	$(87,645,645)	$14,027,996

Balance at December 31, 2019	134,801,872	$99,185,162	$10,711,318	$2,873,790	$13,585,108	$-	$(101,163,304)	$11,606,966
Private placements	29,800,334	33,261,506	-	-	-	-	-	33,261,506
Share issue costs	-	(1,185,635)	-	-	-	-	-	(1,185,635)
Exercise of options	1,473,446	1,263,816	(542,037)	-	(542,037)	-	-	721,779
Exercise of warrants	5,607,449	5,571,366	-	-	-	-	-	5,571,366
Flow-through share premium	-	(6,901,189)	-	-	-	-	-	(6,901,189)
Share-based payments	-	-	2,137,556	-	2,137,556	-	-	2,137,556
Proceeds received in advance	-	-	-	-	-	222,310	-	222,310
Loss for the nine months	-	-	-	-	-	-	(24,080,197)	(24,080,197)
Balance at September 30, 2020	171,683,101	$131,195,026	$12,306,837	$2,873,790	$15,180,627	$222,310	$(125,243,501)	$21,354,462

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited – expressed in Canadian dollars)

	For the nine months ended September 30
	2020	2019
OPERATING ACTIVITIES
Loss for the period	$(24,080,197)	$(13,565,204)
Items not affecting cash
Amortization (Note 11)	268,451	282,147
Accretion (Notes 14 and 15)	76,735	112,131
Impairment of mineral property (Note 9)	-	3,283,144
Share-based payments (Note 12)	1,435,772	1,768,026
Flow-through recovery	(5,429,740)	(408,430)
(Gain) loss on marketable securities	(2,928,405)	643,220
Gain on sale of mineral property	(4,118,439)	-
Items not affecting cash – Exploration and evaluation
Amortization (Note 9)	185,095	-
Accretion (Note 9)	33,641	-
Share-based payments (Note 9)	701,784	737,064
Changes in non-cash operating working capital
Receivables	(623,377)	891,958
Prepaid expenses	(2,564,411)	(81,069)
Accounts payable and accrued liabilities	6,576,548	2,268,891
Net cash used in operating activities	(30,466,543)	(4,068,122)

FINANCING ACTIVITIES
Net proceeds from share issuance	32,075,871	6,521,743
Proceeds from warrant exercises	5,571,366	-
Proceeds from option exercises	721,779	-
Proceeds received in advance	222,310	-
Net cash provided by financing activities	38,591,326	6,521,743

INVESTING ACTIVITIES
Proceeds from sale of mineral property	7,500,000	550,000
Surety collateral	(7,000)	-
Lease payments	(1,130,909)	(230,625)
Exploration and evaluation asset additions	(579,172)	(362,500)
Costs to prepare GJ property for sale	(355,026)	-
Proceeds from sale of marketable securities	671,510	453,400
Purchase of equipment	(2,947,509)	(13,335)
Net cash provided by (used in) investing activities	3,151,894	396,940

Change in cash and cash equivalents during the period	11,276,677	2,850,561
Cash, beginning of the period	13,119,477	1,092,291

Cash and cash equivalents, end of the period	$24,396,154	$3,942,852

Supplemental non-cash information:

During the nine months ended September 30, 2020, the Company received StrikePoint Gold Inc. (“StrikePoint”) securities valued at $750,000 in satisfaction of accounts receivable from StrikePoint (Note 10).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the nine months ended September 30, 2020 and 2019

(Unaudited - expressed in Canadian dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Skeena Resources Limited (“Skeena” or the “Company”) is incorporated under the laws of the province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties. The Company’s corporate office is located at Suite 650, 1021 West Hastings Street, Vancouver, British Columbia V6E 0C3. The Company is in the exploration stage with respect to its mineral property interests and has not, as yet, achieved commercial production.

The condensed interim consolidated financial statements were prepared on a going concern basis with the assumption that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company has working capital of $10,902,315 at September 30, 2020, and consumed net cash used in operations of $30,466,543 for the period ended September 30, 2020. Prior to December 31, 2021, the Company must spend $27,027,052 on qualifying Canadian Exploration Expenditures (“CEE” as defined in the Canadian Income Tax Act) in addition to any non-qualifying expenditures that are required to be incurred (Note 13). The Company has limited cash resources, as compared with its planned expenditures, has incurred significant operating losses and negative cash flows from operations in the past, and will require additional funding in order to continue operations. While the Company has been successful in obtaining funding in the past, through the sale of assets and the issuance of additional equity, there is no assurance that funding will be available in the future. An inability to raise additional funds would adversely impact the future assessment of the Company as a going concern. These factors indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

The Company is dependent upon its ability to finance its operations and exploration programs through financing activities that may include issuances of additional debt or equity securities. The recoverability of the carrying value of exploration projects and, ultimately, the Company’s ability to continue as a going concern, is dependent upon the existence and economic recovery of reserves, the ability to raise financing to complete the exploration and development of its properties, and upon future profitable production or, alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis, all of which are uncertain. The condensed interim consolidated financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. Such adjustments could be material.

2.	BASIS OF PRESENTATION

Statement of Compliance and Accounting Policies

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting, are in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and are consistent with interpretations by the International Financial Reporting Interpretations Committee (“IFRIC”).

These condensed interim consolidated financial statements have been prepared using the accounting policies as set out in the audited annual financial statements for the year ended December 31, 2019, with the adoption of updated policies described in Note 3. The disclosures which follow do not include all disclosures required for the annual financial statements. These unaudited condensed interim consolidated financial statements should be read in conjunction with the audited financial statements and notes thereon for the year ended December 31, 2019.

The Board of Directors approved these condensed interim consolidated financial statements on November 12, 2020.

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the nine months ended September 30, 2020 and 2019

(Unaudited - expressed in Canadian dollars)

2.	BASIS OF PRESENTATION (continued)

Basis of measurement

These condensed interim consolidated financial statements have been prepared on an historical cost basis, except for marketable securities which are valued at fair value on the reporting date. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Principles of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its formerly wholly owned subsidiaries, listed below. Subsidiaries are those entities which the Company controls by having the power to govern the financial and operating policies. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is obtained by the Company and are de-consolidated from the date that control ceases. Each of the subsidiaries was 100% owned by the Company.

Subsidiary	Location
Sona Resources Corp. until sold on November 15, 2019 (Note 9)	Canada
No. 75 Corporate Ventures Ltd. until sold on November 15, 2019 (Note 9)	Canada

Significant accounting estimates and judgments

The preparation of these condensed interim consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting periods. Actual outcomes could differ from these estimates and judgments, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and may affect both the period of revision and future periods.

3.	New standards, amendments and interpretations ADOPTED

The IASB has issued a number of amendments to standards and interpretations, some of which were not yet effective in 2020. Amendments not yet effective have not been applied in preparing these condensed interim consolidated financial statements.  It is anticipated that these amendments will have no impact on the Company’s financial statements when they are adopted in future years. Effective January 1, 2020, the Company has adopted the following new standards and amendments:

•	Amendments to IFRS 3, Business Combinations (“IFRS 3”) (assist in determining whether a transaction should be accounted for as a business combination or an asset acquisition. It amends the definition of a business to include an input and a substantive process that together significantly contribute to the ability to create goods and services provided to customers, generating investment and other income, and it excludes returns in the form of lower costs and other economic benefits. This amendment did not have a material impact on the Company’s condensed interim consolidated financial statements.

•	Amendments to IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 7, Financial Instruments: Disclosures (“IFRS 7”) will affect entities that apply the hedge accounting requirements to hedging relationships directly affected by the interest rate benchmark reform. The amendments modify specific hedge accounting requirements, so that entities would apply those hedge accounting requirements assuming that the interest rate benchmark is not altered as a result of the interest rate benchmark reform. If a hedging relationship no longer meets the requirements for hedge accounting for reasons other than those specified by the amended Standards, then discontinuation of hedge accounting is still required. This amendment did not have a material impact on the Company’s condensed interim consolidated financial statements.

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the nine months ended September 30, 2020 and 2019

(Unaudited - expressed in Canadian dollars)

3.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued)

New standards and interpretations net yet adopted

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

The IASB has published Classification of Liabilities as Current or Non-Current (Amendments to IAS 1) which clarifies the guidance on whether a liability should be classified as either current or non-current. The amendments:

•	clarify that the classification of liabilities as current or non-current should only be based on rights that are in place "at the end of the reporting period"

•	clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability

•	make clear that settlement includes transfers to the counterparty of cash, equity instruments, other assets or services that result in extinguishment of the liability.

This amendment is effective for annual periods beginning on or after January 1, 2022. Earlier application is permitted. The extent of the impact of adoption of this amendment has not yet been determined.

4.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that give rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial instruments are classified into one of the following three categories: fair value through profit and loss (“FVTPL”); fair value through other comprehensive income (“FVTOCI”); and amortized cost. The carrying values of the Company’s financial instruments are classified into the following categories:

Financial Instrument	Category	September 30, 2020	December 31, 2019
Cash and cash equivalents	Amortized cost	$24,396,154	$13,119,477
Receivables not due from governments	Amortized cost	$255,880	$1,080,340
Marketable securities	FVTPL	$3,253,180	$246,285
Accounts payable and accrued liabilities	Amortized cost	$11,757,488	$4,083,095
Lease liability	Amortized cost	$2,710,210	$1,466,046

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit losses are measured using a present value and probability-weighted model that considers all reasonable and supportable information available without undue cost or effort along with information available concerning past defaults, current conditions and forecasts at the reporting date. IFRS 9 requires the recognition of 12 month expected credit losses (the portion of lifetime expected credit losses from default events that are expected within 12 months of the reporting date) if credit risk has not significantly increased since initial recognition (stage 1), and lifetime expected credit losses for financial instruments for which the credit risk has increased significantly since initial recognition (stage 2) or which are credit impaired (stage 3). There are no material expected credit losses with respect to the Company’s financial instruments held at amortized cost.

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the nine months ended September 30, 2020 and 2019

(Unaudited - expressed in Canadian dollars)

4.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued)

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk consists of interest rate risk, foreign currency risk and other price risk. As at September 30, 2020, the Company is exposed to market risk on its marketable securities. A 10% decrease in the share price of the Company’s StrikePoint marketable securities (Note 10) would result in a $325,318 decrease to the Company’s marketable securities and a decrease of the same amount to the Company’s gain on marketable securities.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient cash to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

All of the liabilities presented as accounts payable and accrued liabilities are due within 90 days of September 30, 2020.

Other risks

In December 2019, a novel strain of coronavirus was reported in Wuhan, China. On March 11, 2020, the World Health Organization declared the outbreak to constitute a pandemic. The spread of COVID-19 has severely impacted economies around the globe. In many countries, including Canada, businesses have been forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, maintaining minimum distances between people, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in significant unemployment and an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening of certain sectors. Governments and central banks have responded with monetary and fiscal interventions designed to stabilize economic conditions. To date, the Company’s operations have not been materially negatively affected by these events, apart from increasing costs, in particular around health and safety and housing field-staff. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses, remains unclear at this time. It is not possible to reliably estimate the duration of the impact, the severity of the consequences, nor the impact, if any, on the financial position and results of the Company for future periods.

5.	RECEIVABLES

Receivables consist primarily of amounts due from governments in relation to refundable Mineral Exploration Tax Credits, or Goods and Services Tax.

	September 30, 2020	December 31, 2019
Mineral Exploration Tax Credits	$581,094	$581,094
Goods and Services Tax	1,265,817	567,980
Due from StrikePoint	-	750,000
Other	255,880	330,340
Total	$2,102,791	$2,229,414

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the nine months ended September 30, 2020 and 2019

(Unaudited - expressed in Canadian dollars)

6.	PREPAID EXPENSES

	September 30, 2020	December 31, 2019
Exploration	$2,967,673	$166,719
Communications	69,136	139,958
General and administrative	54,345	79,970
Insurance	41,012	181,108
Total	$3,132,166	$567,755

7.	GJ MINERAL PROPERTY

On November 4, 2015, the Company acquired an option to earn a 100% interest in the GJ Property in exchange for cash consideration of $500,000 and 1,294,753 common shares valued at $1,000,000. Pursuant to the terms of a purchase agreement, the Company committed to issue shares valued at $1,500,000 prior to November 4, 2017 (issued), shares valued at $1,500,000 prior to November 4, 2020 (not issued) and a cash payment of $4,000,000 before commencement of commercial production from the GJ Property. Legal fees of $21,535 incurred in the acquisition of the GJ Property were capitalized.

The majority of the claims that constitute the GJ Property are subject to three different royalties varying from 1% to 3%. In each case the royalty may be halved by making a payment of $500,000, $1,000,000 or $2,000,000. A total of 5 mineral claims at the GJ Property are subject to no royalty whatsoever.

On February 4, 2020, the Company announced that it had entered into a purchase and sale agreement to sell the Company’s 100% interest in the GJ Property to Newcrest Red Chris Mining Limited (“Newcrest”) for consideration of $7,500,000 cash and the assumption by Newcrest of future payment obligations and royalties on the GJ Property (the “Newcrest Agreement”).

As a result of the Company’s plans to sell the GJ Property and its active search for a buyer, the Company had classified the GJ Property as a held-for-sale asset, in accordance with IFRS 5 – Non-Current Assets Held for Sale and Discontinued Operations at December 31, 2019. Following the change in classification of the GJ Property, the net carrying value of $3,083,035 (Note 9) of the mineral property and the related surety bond deposit of $56,500 (Note 8) had been reclassified from non-current assets to current assets on the consolidated statements of financial position as at December 31, 2019.

During the nine months ended September 30, 2020, additional costs of $355,026 were incurred in order to prepare the property for sale and were added to the capitalized property costs. After deducting the surety bond deposit and capitalizing these additional costs, the balance of costs capitalized to the GJ Property was $3,381,561. On May 1, 2020 the Company completed the Newcrest Agreement, whereby it sold the GJ Property to Newcrest in exchange for $7,500,000 cash and for the assumption by Newcrest of future payment obligations and royalties on the GJ Property. The costs capitalized to the GJ Property were offset against the proceeds received, resulting in a gain of $4,118,439 on the sale of the property.

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the nine months ended September 30, 2020 and 2019

(Unaudited - expressed in Canadian dollars)

7.	GJ MINERAL PROPERTY (continued)

Summary of GJ Property sale:

Held-for-sale asset at December 31, 2019	$3,083,035
Costs incurred to prepare property for sale	355,026
Deposit recoverable (Note 8)	(56,500)
Capitalized cost prior to sale	3,381,561
Proceeds received	(7,500,000)
Gain on sale of mineral property	$(4,118,439)

8.	DEPOSITS

Deposits are amounts placed as security, either in conjunction with a lease for office space, or as deposits with governments or insurance agencies in order to help ensure that reclamation of sites is completed. Deposits relate to the following:

Deposits	Snip	Eskay	Spectrum	GJ	Blackdome	Office	Total
Dec. 31, 2018	$931,000	$45,000	$-	$159,500	$130,541	$100,000	$1,366,041
Additions	-	-	-	-	10,000	-	10,000
Surety Collateral	337,500	-	-	-	-	-	337,500
Sept. 30, 2019	$1,268,500	$45,000	$-	$159,500	$140,541	$100,000	$1,713,541
Returned	-	-	-	(103,000)	-	-	(103,000)
Disposals	-	-	-	-	(140,541)	-	(140,541)
Held-for-sale (Note 7)	-	-	-	(56,500)	-	-	(56,500)
Dec. 31, 2019	$1,268,500	$45,000	$-	$-	$-	$100,000	$1,413,500
Additions	-	11,500	45,000	-	-	-	56,500
Surety Collateral	-	52,000	-	-	-	-	52,000
Returned	-	(45,000)	-	-	-	-	(45,000)
Sept. 30, 2020	$1,268,500	$63,500	$45,000	$-	$-	$100,000	$1,477,000

The reclamation security required under the Mines Act (British Columbia) has been provided in the form of a surety bond. A percentage of the surety bond amount is held as collateral by the surety provider, and is shown as a deposit on the Company’s statement of financial position. The Company is currently in discussion with the Ministry of Energy, Mines and Petroleum Resources to assess whether there may be a reduction in reclamation security as a result of improvements made to local infrastructure. The Company has provided surety covering a total $2,938,000 of reclamation security at September 30, 2020, which subsequently increased to $15,953,256 on acquisition of Eskay Creek from Barrick on October 2, 2020 (Note 18).

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the nine months ended September 30, 2020 and 2019

(Unaudited - expressed in Canadian dollars)

9.	EXPLORATION AND EVALUATION INTERESTS

Snip Property, British Columbia, Canada

On July 19, 2017, the Company completed the final share payment under its option to acquire a 100% interest in the Snip gold mine from Barrick Gold Inc. (“Barrick”). The optioned property consists of one mining lease, holding the former Snip gold mine, and four mineral tenures. Pursuant to the option agreement, Skeena completed a work commitment of $2 million and issued 325,000 common shares to Barrick. The closure and reclamation cost estimate is reviewed periodically, with any increase in the estimate being added to the amount shown as Exploration and Evaluation Interests asset for Snip.

Barrick retained a 1% net smelter return royalty (“NSR”) on the property. In addition, subject to Skeena delineating in excess of 2 million ounces of gold, Barrick may exercise its right to purchase a 51% interest in the property in exchange for paying the Company three times the costs incurred by the Company in exploring and developing the property, following which the parties would form a joint venture and Barrick would relinquish its 1% NSR. In addition, an unrelated historic 3% royalty exists on gold recovered from ore containing at least 0.3 ounces of gold per ton.

On October 16, 2018, Skeena closed an agreement with Hochschild Mining Holdings Limited (“Hochschild”). The agreement included an option to acquire a portion of Skeena’s Snip Property, and, for so long as Hochschild holds at least 5% of the issued and outstanding common shares of Skeena, the right to have a representative on the Board of Directors, and to participate in any offering of Skeena common shares.

Under the property option agreement, Skeena granted Hochschild an option to earn a 60% undivided interest in Snip located in the Golden Triangle of British Columbia (the “Option”). Hochschild will have three years to provide notice to Skeena that it wishes to exercise the Option. Once exercised, Hochschild shall then have a further three years (the “Option Period”) to:

•	incur expenditures on Snip that are no less than twice the amount of such expenditures incurred by Skeena from March 23, 2016 up until the time of exercise of the Option by Hochschild;

•	incur no less than $7.5 million in exploration or development expenditures on Snip in each 12-month period of the Option Period; and

•	provide 60% of the financial assurance required by governmental authorities for the Snip mining properties.

After completing a minimum spend of $22,500,000, Hochschild may extend the Option Period by a further period of 12 months by making a cash payment to Skeena of $1.0 million.

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the nine months ended September 30, 2020 and 2019

(Unaudited - expressed in Canadian dollars)

9.	EXPLORATION AND EVALUATION INTERESTS (continued)

Eskay Creek Property, British Columbia, Canada

Initial Option:

On December 18, 2017, Skeena announced that it had secured an option (the “Initial Option”) to acquire a 100% interest in the Eskay Creek property (“Eskay”) from Barrick located in the Golden Triangle of northwest British Columbia. Skeena has since renegotiated the Initial Option, described below. In order to earn the 100% interest, under the terms of the Initial Option agreement, Skeena was to have incurred $3,500,000 in exploration expenditures by December 18, 2020 (incurred), and was to have paid $17.7 million in cash.

Under the Initial Option, Barrick was to retain a 1.0% NSR on all parts of the property which are not already subject to royalties. In addition, Barrick was to retain a back-in right to purchase a 51% interest in the property for a 12-month period following notification by Skeena of a NI 43-101 resource on the property of at least 1,500,000 ounces of contained gold (or equivalent). Barrick would have been able to exercise this right under the Initial Option by forfeiting its 1.0% NSR, paying Skeena up to three times Skeena’s cumulative expense on the project, reimbursing Skeena for the purchase price, and by assuming any bonding requirement for Barrick’s proportionate interest, following which the parties would have formed a joint venture.

Definitive Agreement:

On October 2, 2020 the Company announced the successful acquisition of Eskay from Barrick. Skeena and Barrick agreed to amend the terms of the Initial Option agreement. Under the renegotiated “Definitive Agreement” signed August 4, 2020, Barrick relinquished its right to repurchase 51% of Eskay Creek and instead, as a result of this transaction Barrick has become a significant shareholder in Skeena.

Skeena acquired a 100% ownership interest in Eskay Creek in exchange for:

•	The issuance to Barrick of 22,500,000 units, with each unit comprised of one common share of Skeena and one non-transferrable half warrant. The exercise price of each non-transferrable full warrant of $2.70 is approximately a 60% premium to the 20-day VWAP and a 35% premium to the closing price of the shares on July 3, 2020, the date of signing a binding term sheet; and

•	The grant of a 1% NSR royalty on the entire Eskay Creek land package. Half of that royalty may be repurchased from Barrick during the 24-month period after closing, at a cost of $17,500,000; and

•	A contingent payment, payable if Skeena sells more than a 50% interest in Eskay Creek during the 24-month period after closing, of $15,000,000.

Barrick announced that it owned approximately 12.4% of Skeena’s shares outstanding after closing. If Barrick were to exercise the warrants, its ownership of Skeena would increase to 17.2% on a partially diluted basis and Skeena would receive cash proceeds of $30,400,000. From the closing date, Barrick will be subject to an 18-month standstill, such that its ownership of Skeena shall not exceed 19.9%. So long as Barrick maintains at least a 10% ownership in Skeena on a partially diluted basis, it will have a right to maintain its pro-rata ownership via participation in future Skeena financings and to appoint a Director to Skeena’s Board of Directors.

Porter Idaho Property, British Columbia, Canada

On August 15, 2018, the Company sold the Porter Idaho Property to StrikePoint in exchange for 9,500,000 securities of StrikePoint (Note 10), and a series of payments totalling $1,500,000 over a period ending December 31, 2019 (received $750,000 paid in cash at December 31, 2019, and $750,000 paid in shares during the nine months ended September 30, 2020 – Note 10). In addition, Skeena holds a 1% NSR on the property and StrikePoint has the option to buy back 0.5% at a price of $750,000.

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the nine months ended September 30, 2020 and 2019

(Unaudited - expressed in Canadian dollars)

9.	EXPLORATION AND EVALUATION INTERESTS (continued)

Spectrum Property, British Columbia, Canada

On October 27, 2014, the Company acquired a 100% interest in the Spectrum Property in exchange for 8,000,000 common shares valued at $6,000,000, together with an interest-free promissory note payable to Eilat Exploration Ltd. (“Eilat”) in the amount of $700,000. Of these shares, 6,400,000 common shares were issued to Eilat and 1,600,000 common shares were issued to Keewatin Consultants (2002) Inc. (“Keewatin”), a private company held by a former director. The total acquisition cost for the Spectrum Property amounted to $6,862,175.

During the year-ended December 31, 2019, the Tahltan Central Government undertook an initiative to protect the places that have cultural, ecological and sustenance value to the Tahltan, and identified that the Spectrum project covers one such place. The Company regarded this development as an impairment indicator which triggered an analysis of the net recoverable amount of the Spectrum property. As a result, the Company recorded an impairment loss of $7,362,175, reducing the Spectrum Property’s carrying value to $Nil, determined in accordance with Level 3 of the fair value hierarchy.

Blackdome Property, British Columbia, Canada

On September 15, 2016, the Company announced that it had successfully acquired all of the issued and outstanding common shares of Sona Resources Corporation (“Sona”).

On November 15, 2019, the Company sold all of the issued and outstanding common shares of Sona and No. 75 Corporate Ventures Ltd. to Tempus Resources Limited (“Tempus”) in exchange for $500,000 in cash. Because the Company accepted an offer to purchase Sona and No. 75 for a value which was lower than the carrying value of the related net assets, the Company considered this an indicator of impairment and conducted an impairment assessment prior to the transaction closing. As a result of the impairment assessment, the Company recorded an impairment of the Blackdome mineral property interest of $3,283,144, determined in accordance with Level 3 of the fair value hierarchy. As a result of the sale, Skeena disposed of the net assets of the subsidiaries, including $2,327,721 in exploration and evaluation assets, and $1,581,934 in provision for closure and reclamation liability (Note 15).

Exploration and evaluation assets

Acquisition costs have been capitalised as follows:

	Eskay	Snip	Blackdome	GJ	Spectrum	Total
Total at Dec. 31, 2018	$250,000	$-	$5,670,975	$3,026,535	$7,362,175	$16,309,685
Recovery	-	-	(50,000)	-	-	(50,000)
Impairment	-	-	(3,283,144)	-	(7,362,175)	(10,645,319)
Closure liability	-	1,586,759	(25,110)	-	-	1,561,649
Sale	-	-	(2,327,721)	-	-	(2,327,721)
Land costs	-	-	15,000	-	-	15,000
Held-for-sale (Note 7)	-	-	-	(3,026,535)	-	(3,026,535)
Total at Dec. 31, 2019	$250,000	$1,586,759	$-	$-	$-	$1,836,759
Closure liability	-	(7,817)	-	-	-	(7,817)
Land costs	579,172	-	-	-	-	579,172
Total at September 30, 2020	$829,172	$1,578,942	$-	$-	$-	$2,408,114

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the nine months ended September 30, 2020 and 2019

(Unaudited - expressed in Canadian dollars)

9.	EXPLORATION AND EVALUATION INTERESTS (continued)

Exploration and evaluation expenses

Exploration and evaluation costs have been incurred as follows:

Three months ended September 30, 2020	Eskay	Snip	Total
Claim renewals and permits	$46,941	$9,642	$56,583
Fieldwork, camp support and local office	7,188,103	671,458	7,859,561
Assays, analysis and storage	664,414	59	664,473
Community relations	26,534	-	26,534
Drilling	5,366,694	-	5,366,694
Environmental studies	1,027,048	298,998	1,326,046
Geology, geophysics, and geochemical	2,510,193	78,657	2,588,850
Fuel	736,897	31,800	768,697
Helicopter	2,591,238	166,371	2,757,609
Electrical	23,851	7,799	31,650
Metallurgy	178,271	-	178,271
Amortization (Note 11)	182,142	-	182,142
Accretion	32,307	-	32,307
Share-based payments	148,051	9,644	157,695
Total for the three months ended Sep. 30, 2020	$20,722,684	$1,274,428	$21,997,112

Nine months ended September 30, 2020	Eskay	Snip	Total
Claim renewals and permits	$73,726	$56,051	$129,777
Fieldwork, camp support and local office	10,809,907	1,088,552	11,898,459
Assays, analysis and storage	1,024,348	26,329	1,050,677
Community relations	85,037	12,831	97,868
Drilling	6,405,539	-	6,405,539
Environmental studies	2,069,114	463,532	2,532,646
Geology, geophysics, and geochemical	3,988,758	410,962	4,399,720
Fuel	905,761	55,346	961,107
Helicopter	2,850,336	227,356	3,077,692
Electrical	35,738	7,799	43,537
Metallurgy	249,667	-	249,667
Amortization (Note 11)	185,095	-	185,095
Accretion	33,641	-	33,641
Share-based payments	658,873	42,911	701,784
Total for the nine months ended Sep. 30, 2020	$29,375,540	$2,391,669	$31,767,209

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the nine months ended September 30, 2020 and 2019

(Unaudited - expressed in Canadian dollars)

9.	EXPLORATION AND EVALUATION INTERESTS (continued)

Three months ended September 30, 2019	Blackdome	GJ	Eskay	Snip	Total
Claim renewals and permits	$150,027	$-	$37,377	$36,333	$223,737
Fieldwork, camp support and local office	10,011	411	565,846	1,740	578,008
Camp housing & transport	-	-	463,556	-	463,556
Assays and analysis/storage	-	1,136	89,394	13,396	103,926
Community relations	161	745	7,265	1,446	9,617
Drilling	-	-	854,445	-	854,445
Environmental studies	18,955	-	38,044	4,480	61,479
Geology, geophysics, and geochemical	15,288	237	1,004,708	42,848	1,063,081
Fuel	-	-	71,410	-	71,410
Helicopter	9,610	-	432,657	6,688	448,955
Metallurgy	-	-	93,907	-	93,907
Share based payments	-	-	238,515	124,351	362,866
Share based payments	-	-	-	-	-
Total for the three months ended Sep. 30, 2019	$204,052	$2,529	$3,897,124	$231,282	$4,334,987

Nine months ended September 30, 2019	Blackdome	GJ	Eskay	Snip	Total
Claim renewals and permits	$191,765	$-	$119,949	$90,146	$401,860
Fieldwork, camp support and local office	14,722	1,235	663,576	67,747	747,280
Camp housing & transport	-	-	463,556	-	463,556
Assays and analysis/storage	-	1,318	102,708	50,927	154,953
Community relations	161	11,201	23,793	64,862	100,017
Drilling	-	-	854,445	-	854,445
Environmental studies	43,959	-	81,430	10,215	135,604
Geology, geophysics, and geochemical	39,271	3,150	1,614,399	418,733	2,075,553
Fuel	-	-	71,116	-	71,116
Helicopter	9,610	-	440,902	18,859	469,371
Metallurgy	-	-	279,713	-	279,713
Share based payments	-	-	526,216	210,848	737,064
Share based payments	-	-	-	-	-
Total for the nine months ended Sep. 30, 2019	$299,488	$16,904	$5,241,803	$932,337	$6,490,532

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the nine months ended September 30, 2020 and 2019

(Unaudited - expressed in Canadian dollars)

10.	MARKETABLE SECURITIES

On August 15, 2018, the Company sold Mount Rainey to StrikePoint in exchange for 9,500,000 securities of StrikePoint (the “StrikePoint Securities”), and a series of cash and share payments totalling $1,500,000 (Note 9). The initial fair value of the StrikePoint Securities received was $1,472,500. On January 29, 2020, the Company received an additional 15,000,000 shares of StrikePoint in satisfaction of the remaining $750,000 due to the Company (Note 9).

	Number of shares	Cost	Fair value
Balance at December 31, 2018	9,500,000	$1,472,500	$1,425,000
Sold	(4,027,000)	(624,185)	(453,400)
Realized loss	-	-	(170,785)
Unrealized loss	-	-	(554,530)
Balance at December 31, 2019	5,473,000	$848,315	$246,285

	Number of shares	Cost	Fair value
Balance at December 31, 2019	5,473,000	$848,315	$246,285
Received	15,000,000	750,000	750,000
Sold	(3,351,000)	(261,611)	(671,510)
Realized gain	-	-	409,899
Unrealized gain	-	-	2,518,506
Balance at September 30, 2020	17,122,000	$1,336,704	$3,253,180

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the nine months ended September 30, 2020 and 2019

(Unaudited - expressed in Canadian dollars)

11.	CAPITAL ASSETS

Cost	Computer Software	Computer Equipment	Camp Equipment	Field Equipment	Camp Buildings and Structures	Office Equipment	Right-of-use Asset – Office Lease	Right-of-use Asset – E&E Equipment	Total
Balance, December 31, 2018	$57,852	$82,922	$-	$713,095	$-	$95,616	$-	$-	$949,485
Additions	5,182	10,899	-	-	-	1,001	1,657,518	-	1,674,600
Balance, December 31, 2019	63,034	93,821	-	713,095	-	96,617	1,657,518	-	2,624,085
Additions	5,642	30,979	5,316	122,280	3,879,795	1,342	25,505	2,247,009	6,317,868
Balance, September 30, 2020	$68,676	$124,800	$5,316	$835,375	$3,879,795	$97,959	$1,683,023	$2,247,009	$8,941,953
Accumulated Amortization
Balance, December 31, 2018	$53,980	$29,214	$-	$184,529	$-	$47,736	$-	$-	$315,459
Amortization – G&A	7,703	17,795	-	104,529	-	9,710	236,788	-	376,525
Balance, December 31, 2019	61,683	47,009	-	289,058	-	57,446	236,788	-	691,984
Amortization – G&A	3,161	12,434	178	64,544	-	6,033	182,101	-	268,451
Amortization – E&E (Note 9)	-	-	-	-	-	-	-	185,095	185,095
Balance, September 30, 2020	$64,844	$59,443	$178	$353,602	$-	$63,479	$418,889	$185,095	$1,145,530
Carrying Value
Balance, December 31, 2019	$1,351	$46,812	$-	$424,037	$-	$39,171	$1,420,730	$-	$1,932,101
Balance, September 30, 2020	$3,832	$65,357	$5,138	$481,773	$3,879,795	$34,480	$1,264,134	$2,061,914	$7,796,423

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the nine months ended September 30, 2020 and 2019

(Unaudited - expressed in Canadian dollars)

11.	CAPITAL ASSETS (continued)

Due to Covid-19 and the associated safety protocols, the Company has not been able to rent existing space from other companies at Eskay Creek. Therefore, the Company has been required to establish its own buildings and camps. This has resulted in a significant increase in buildings and structures during the period ended September 30, 2020.

12.	RELATED PARTY TRANSACTIONS

Key management compensation

Key management personnel at the Company are the directors and officers of the Company. The remuneration of key management personnel during the periods is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Director remuneration[1]	$28,750	$26,250	$86,639	$91,042
Officer & key management remuneration[1]	$402,594	$177,518	$800,094	$532,530
Share-based payments	$448,320	$840,335	$1,462,349	$1,648,982

[1]	Remuneration consists exclusively of salaries, bonuses, and health benefits, for officers and key management.

Key management compensation

Other than the amounts disclosed above, there were no short-term employee benefits or share-based payments granted to key management personnel during the three and nine months ended September 30, 2020 and 2019.

Recoveries

During the period ended September 30, 2020, the Company recovered $95,410 (period ended September 30, 2019 - $69,813) in rent and salary recoveries from related parties, as a result of billing employee time for services provided and charging rent fees to related parties.

Accounts payable and accrued liabilities

Included in accounts payable and accrued liabilities at September 30, 2020 is $5,883 (December 31, 2019 - $479,083) due to a director, in relation to director compensation.

Receivables

Included in receivables at September 30, 2020 is $7,098 (December 31, 2019 - $46,428) due from companies with common directors or officers, in relation to office rent and other recoveries.

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the nine months ended September 30, 2020 and 2019

(Unaudited - expressed in Canadian dollars)

13.	FLOW-THROUGH SHARE PREMIUM LIABILITY

The following is a continuity schedule of the liability related to flow-through share issuances:

Balance at December 31, 2018	$1,363,495
Creation of flow-through share premium liability on issuance of flow-through shares	4,489,662
Settlement of flow-through share premium liability pursuant to qualified expenditures	(1,861,893)
Balance at December 31, 2019	$3,991,264
Creation of flow-through share premium liability on issuance of flow-through shares	6,901,189
Settlement of flow-through share premium liability pursuant to qualified expenditures	(5,429,740)
Balance at September 30, 2020	$5,462,713

Issued in 2018: As a result of the issuances of flow-through shares in 2018, the Company had a commitment to incur $9,723,898 in qualifying CEE on or before December 31, 2019, which was met.

Issued in 2019: As a result of the issuances of flow-through shares in 2019, the Company has a commitment to incur $17,537,346 in qualifying CEE on or before December 31, 20201. As of December 31, 2019, the remaining commitment was $16,313,512. During the nine months ended September 30, 2020, $16,313,512 of this commitment was satisfied, with $Nil remaining.

Issued in 2020: As a result of the issuance of flow-through shares in 2020, the Company had a commitment to incur $33,261,506 in qualifying CEE on or before December 31, 20211. During the nine months ended September 30, 2020, $6,234,455 of this commitment was satisfied, with $27,027,052 remaining.

Total: As of September 30, 2020, the remaining flow-through expenditure commitments are $27,027,052 by December 31, 2021 (or potentially December 31, 20221).

1 At the time of preparing the financial statements for the period ended September 30, 2020, the Canadian federal government had proposed to assist flow-through share issuers by extending the timelines for spending the capital they raise via flow-through shares by 12 months under the general and look-back rule. The 12-month extension would apply to agreements entered into on or after March 1, 2018 and before 2021, when using the general rule, and to agreements entered into in 2019 or 2020, when using the look-back rule. This proposal will not be considered substantively enacted until it has been brought into force by legislative amendments or other means.

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the nine months ended September 30, 2020 and 2019

(Unaudited - expressed in Canadian dollars)

14.	LEASE LIABILITY

The Company has recognized a lease liability on its office and equipment leases pursuant to IFRS 16.

	Office	Equipment	Total
Balance at December 31, 2018	$-	$-	$-
Liability recognized on adoption of IFRS 16	1,657,518	-	1,657,518
Lease payments	(307,500)	-	(307,500)
Accretion	116,028	-	116,028
Balance at December 31, 2019	$1,466,046	$-	$1,466,046
Recognition of liability	18,038	2,247,009	2,272,514
Lease payments	(229,395)	(894,047)	(1,130,909)
Accretion – G&A	68,918	-	68,918
Accretion – E&E (Note 9)	-	33,641	33,641
Balance at September 30, 2020	$1,323,607	$1,386,603	$2,710,210

Current lease liability	$300,900	$1,207,695	$1,508,595
Long-term lease liability	1,022,707	178,908	1,201,615
Total lease liability	$1,323,607	$1,386,603	$2,710,210

15.	PROVISION FOR CLOSURE AND RECLAMATION

The following is a continuity schedule of the provisions for closure and reclamation:

	Blackdome	Snip	Total
Balance at December 31, 2018	$1,556,825	$1,694,196	$3,251,021
Revision of estimate	-	1,567,714	1,567,714
Accretion	25,109	19,045	44,154
Sale of subsidiary	(1,581,934)	-	(1,581,934)
Balance at December 31, 2019	$-	$3,280,955	$3,280,955
Revision of estimate	-	(7,817)	(7,817)
Accretion	-	7,817	7,817
Balance at September 30, 2020	$-	$3,280,955	$3,280,955

The Company periodically updates information and inputs in order to enable it to refine its estimate of the present value of its future closure and reclamation obligation. Inputs include anticipated costs of required remediation work and mandated safety inspections as well as the pre-tax discount rate used (2020 – 1.67%, 2019 – 1.67%). These inputs are all subject to uncertainty. Any change in the closure and reclamation cost estimate is added or subtracted from the amount shown as Exploration and Evaluation Interests asset for the relevant property.

At its active above-ground exploration sites, the Company fulfils its drill-site restoration obligations on an on-going basis when a drill site is no longer required, and accordingly no liability has been accrued-for in relation to the Company’s other properties.

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the nine months ended September 30, 2020 and 2019

(Unaudited - expressed in Canadian dollars)

15.	PROVISION FOR CLOSURE AND RECLAMATION (continued)

Subsequent to period-end, on October 2, 2020, the Company completed the purchase of Eskay Creek from Barrick (Note 9). In relation to closing this transaction, the Company agreed to assume the existing liabilities at Eskay Creek, which includes a closure and reclamation liability of $6.19 million. This liability estimate has been prepared by an independent third party, and is based on reviewing the environmental and geotechnical risks, associated long-term monitoring and maintenance, and long-term water quality predictions and contingency plans for passive water treatment.

16.	CAPITAL STOCK AND RESERVES

Authorized – unlimited number of voting common shares without par value.

Private placements

On April 10, 2019, the Company raised gross proceeds of $2,000,000 through a private placement financing, issuing 5,194,805 common shares at a price of $0.385. Cash finder’s fees of $65,975 were paid in connection with the private placement. No warrants, options, or bonus shares were issued in conjunction with this financing.

On July 31, 2019, the Company raised gross proceeds of $5,032,070 through a private placement financing, issuing 9,077,208 common shares at a price of $0.385 and 3,169,784 flow through shares at a price of $0.485. Cash finder’s fees of $81,736 were paid in connection with the private placement. No warrants, options, or bonus shares were issued in conjunction with this financing.

On December 16, 2019, the Company raised gross proceeds of $16,000,000 through a private placement financing, issuing 19,512,196 flow through shares at a price of $0.820. Cash finder’s fees of $719,316 were paid in connection with the private placement. No warrants, options, or bonus shares were issued in conjunction with this financing.

On March 31, 2020, the Company closed the first tranche of a non-brokered private placement offering, whereby gross proceeds of $15,015,000 were raised by the issuance of 13,000,000 British Columbia super-flow-through shares at a price of $1.155 per flow-through share.

On April 15, 2020, the Company closed the second and final tranche of a non-brokered private placement offering, whereby gross proceeds of $18,246,506 were raised by the issuance of 5,772,910 British Columbia super-flow-through shares at a price of $1.155 per flow-through share and 11,027,424 National flow-through shares at $1.05 per flow-through share.

Additional shares were issued subsequent to the period end (Note 18) upon the exercise of stock options and in connection to the closing of the closing the Eskay definitive Agreement with Barrick (Note 9).

Equity incentive plans

The Company has a stock option plan and an incentive-share plan, under which it is authorized to grant options or shares to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the stock option plan, the exercise price of each option is at least the market price of the Company's stock on the date of grant. The options can be granted for a maximum term of ten years and vest at the discretion of the Board of Directors.

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the nine months ended September 30, 2020 and 2019

(Unaudited - expressed in Canadian dollars)

16.	CAPITAL STOCK AND RESERVES (continued)

Share-based payments

On April 15, 2019, the Company granted 3,815,000 stock options to directors, officers, employees and consultants, exercisable at $0.41 per option until April 15, 2024. The options vested immediately, were valued using the Black-Scholes option pricing model and had a fair value of $1,209,800.

On August 7, 2019, the Company granted 4,200,000 incentive stock options to directors, officers, employees and consultants, exercisable at $0.45 per share until August 7, 2024. The options vested immediately, were valued using the Black-Scholes option pricing model and had a fair value of $1,295,290.

On January 17, 2020, the Company granted 2,940,000 incentive stock options to various directors, officers, employees and consultants of the Company. The options have a term of five years, expiring on January 17, 2025. All of the options vest over a 24-month period with one third of the options vesting immediately, one third vesting after 12 months, and one third vesting after 24 months. Each option will allow the holder thereof to purchase one common share of the Company at a price of $1.04. The options were valued using the Black-Scholes option pricing model and had a fair value of $1,322,169.

On January 17, 2020, the Company approved the reservation of 192,308 common shares in the capital of the Company in order to satisfy the payment of incentive compensation declared by the Board of Directors as payable to certain officers and employees of the Company (the “Incentive Shares”), subject to vesting. In order to help retain and motivate key members of management, these Incentive Shares will not be issued unless or until they vest on January 17, 2022.

On May 8, 2020, the Company granted 4,200,000 incentive stock options to various directors, officers, employees and consultants of the Company. The options have a term of five years, expiring on May 8, 2025. All of the options vest over a 24-month period, with one third of the options vesting immediately, one third vesting after 12 months, and one third vesting after 24 months. Each option will allow the holder thereof to purchase one common share of the Company at a price of $1.12. The options were valued using the Black-Scholes option pricing model and had a fair value of $2,090,819.

On July 27, 2020, 300,000 incentive stock options were granted to a Director of the Company. The options have a term of five years, expiring on July 27, 2025. The options vest over a 24-month period with one third of the options vesting immediately, one third after 12 months and one third after 24 months. Each option will allow the holder to purchase one common share in the Company at a price of $2.93. The options were valued using the Black-Scholes option pricing model and had a fair value of $398,718.

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the nine months ended September 30, 2020 and 2019

(Unaudited - expressed in Canadian dollars)

16.	CAPITAL STOCK AND RESERVES (continued)

Stock option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate. Weighted Average inputs used were as follows:

	2020	2019
Expected life	3.0 yrs	5.0 yrs
Annualized volatility	70%	105%
Dividend rate	0.00%	0.00%
Forfeiture rate	5.00%	0.00%
Fair value of a share at grant date	$1.16	$0.41
Risk-free interest rate	0.76%	1.40%

Stock option and share purchase warrant transactions are summarized as follows:

	Warrants		Stock Options
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Outstanding, December 31, 2018	21,278,489	$1.12	7,416,444	$1.11
Expired	(11,315,980)	$1.27	(400,000)	$1.00
Cancelled	-	$-	(4,436,444)	$1.16
Issued/granted	-	$-	8,015,000	$0.43
Outstanding and exercisable, December 31, 2019	9,962,509	$0.95	10,595,000	$0.58
Exercised	(5,607,449)	$0.99	(1,473,446)	$0.49
Expired	(4,355,060)	$0.90	(250,000)	$0.83
Issued/granted	-	$-	7,440,000	$1.16
Outstanding, September 30, 2020	-	$-	16,311,554	$0.85
Exercisable, September 30, 2020	-	$-	11,379,331	$0.71

The weighted average share price at the date of exercise of the stock options was $1.51 during the period ended September 30, 2020. There were no stock options exercised during the period ended September 30, 2019.

The weighted average remaining contractual life of the stock options is 3.72 years (December 31, 2019 – 3.85 years).

The weighted average remaining contractual life of the warrants is 0.00 years (December 31, 2019 – 0.36 years).

Additional options were exercised subsequent to the period end (Note 18). The proceeds for these options were received during the period ended September 30, 2020 and have been recorded as Proceeds received in advance on the statement of financial position.

Additional warrants were issued subsequent to the period end (Note 18).

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the nine months ended September 30, 2020 and 2019

(Unaudited - expressed in Canadian dollars)

16.	CAPITAL STOCK AND RESERVES (continued)

As at September 30, 2020, incentive stock options were outstanding as follows:

	Number	Exercise Price	Expiry Date
Options	630,000	$1.00	June 23, 2021
	360,000	$1.50	July 25, 2021
	397,500	$1.00	January 31, 2022
	1,282,000	$0.77	January 15, 2023
	2,683,000	$0.41	April 15, 2024
	3,560,720	$0.45	August 7, 2024
	2,923,334	$1.04	January 27, 2025
	4,175,000	$1.12	May 8, 2025
	300,000	$2.93	July 27, 2025
	16,311,554	$0.85

17.	CONTINGENCY

Due to the nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues such items as liabilities when the amount can be reasonably estimated, and settlement of the matter is probable to require an outflow of future economic benefits from the Company.

Eilat, and related parties, have on a number of occasions asserted certain claims against the Company pertaining to the Asset Purchase Agreement (“APA”) dated April 14, 2014 and April 27, 2015 governing the Company’s purchase of the Spectrum property. The Company received formal notices of civil claims in relation to the APA, in April of 2016. Notably, no further steps have been taken by the litigant since bringing the claims. In the opinion of management, the outcome of these events is not determinable at this time, and these matters are not expected to have a material effect on the consolidated financial statements of the Company.

The Company has previously had operations in other countries, and has not yet completed the formal process of dissolution of a subsidiary company. There may be amounts owed by that subsidiary company, including mining concession fees unpaid since January 2014, estimated to be $100,000 per year, that are not probable to require an outflow of future economic benefits to satisfy. As a result, the Company has not accrued those amounts as liabilities.

On October 2, 2020, the Company announced the successful acquisition of Eskay from Barrick. The renegotiated “Definitive Agreement” contains a contingent payment, payable if the Company sells more than a 50% interest in Eskay Creek during the 24-month period after closing, of $15,000,000 (Note 9).

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the nine months ended September 30, 2020 and 2019

(Unaudited - expressed in Canadian dollars)

18.	SUBSEQUENT EVENTS

Subsequent to September 30, 2020 449,000 stock options were exercised for total proceeds of $222,310.

On October 2, 2020, the Company completed the purchase of Eskay Creek from Barrick (Note 9) and Skeena now owns 100% of the Eskay Creek gold-silver project. At closing, Barrick was issued 22,500,000 units of the Company, with each unit comprised of one common share and one half of one common share purchase warrant. Each full warrant is exercisable to acquire one common share of the Company at an exercise price of $2.70 for a period of two years from issuance. The warrants were valued using the Black-Scholes option pricing model and have a fair value of $11,325,980. On the date of closing, Barrick held a total of 24,075,000 common shares of the Company, which represents 12.5% of the Company’s currently issued and outstanding common shares, making Barrick one of the Company’s largest single shareholders. In relation to closing this transaction, the Company was required to post an additional reclamation bond with the British Columbia government in the amount of $13.07 million (Note 8), and has assumed an additional reclamation and closure liability of $6.19 million (Note 15).

On November 11, 2020, the Company entered into an underwriting agreement to sell 17,021,277 common shares at a price of $2.35 per share for gross proceeds of $40,000,001 (the “Offering”). The Company has granted to the underwriters an option to purchase additional common shares on the same terms as the Offering for up to 15% of the common shares sold in the Offering, exercisable within 30 days of the date of closing of the Offering. If the over-allotment option is exercised in full, the total gross proceeds to the Company will be $46,000,001. The Common Shares will be offered pursuant to a final prospectus supplement dated November 11, 2020 to the Company’s short form base shelf prospectus dated November 4, 2020. The Offering is expected to close on or about November 17, 2020.